UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒ Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Queenstake Resources Third Quarter Financial Results

DESCRIPTION:

Queenstake Resources Third Quarter Financial Results & MDA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date:	November 14, 2005	By	/s/ “Dorian L. Nicol”“
(Signature)

Dorian L. Nicol, President & CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at November 10, 2005 unless otherwise indicated, and it should be read in conjunction with the unaudited consolidated financial statements of Queenstake Resources Ltd. (“Queenstake” or the “Company”) as at September 30, 2005 and the notes thereto.  Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  Accordingly, all dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon Mine, 50 miles north of Elko, Nevada.  The Jerritt Canyon Mine complex consists of four underground mines, which together with ore stockpiles feed ore to an ore processing plant.  Jerritt Canyon has extensive exploration potential, comprised of an approximately 100 square mile land position, together with a geological database compiled over the past 27 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

OVERVIEW

Redevelopment plan

During the third quarter 2005, the Company announced a redevelopment plan to optimize operations and reduce operating costs in response to development shortfalls at Jerritt Canyon and increasing industry costs.  The redevelopment plan is a proactive approach to maximize value and cash flow from the Jerritt Canyon mine assets and ore bodies given constraints with manpower, mining equipment, and increasing operating costs.  The plan represents a substantial change in mine and processing practices at Jerritt Canyon that focuses on accelerated underground development, higher grade mine production and reduced mill processing rate to align mill throughput with optimal mine production tonnage from each of the mines.  Under the re-engineering and processing optimization of the new plan, the mill processing rate was scaled back from operating two roasters together to one roaster at a time.   Mill throughput of between 2,500 and 2,700 tons per day will result from the one roaster operation, approximately 25% lower than the processing rate in the first half of 2005.  This has been accomplished by cycling operation of each roaster in turn, which will lead to energy savings.  In addition, daily batch crushing and grinding of mill feed will occur during off-peak hours taking advantage of lower energy rates available.  The milling rate capacity can be increased in the future should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve or to accommodate additional mill feed from other sources.

This plan was developed to also respond to increasing energy prices, labor competition, labor costs and benefits, and shortages of specific industrial commodities.  Cost savings resulting from the redevelopment plan are expected to be realized progressively as operating improvements under the plan are fully implemented.  Costs reductions anticipated include lower energy and commodities consumption, lower costs of labor, maintenance savings and others from improved operating efficiencies.

Implementation of the redevelopment plan began in mid-August.  Therefore, third quarter results still reflect about six weeks of operations under the old plan.  During the first seven weeks of operations under the redevelopment plan gold production and ore tons processed were higher than expected under the plan and at an average grade higher than anticipated.  Operating cost reductions were anticipated to be realized under the plan in the third quarter, however, unexpected increases in energy and certain commodity prices largely offset these savings.

QUEENSTAKE RESOURCES LTD.

As the plan is a substantial change from historical mining and processing practices, comparison to previous quarters and prior years’ operating results are less meaningful.

Gold Prices

Market pricing for gold has moved steadily upward during 2005 achieving a high of $475 per ounce in September.  The Company has realized an average sales price of $442 per ounce for the quarter and $433 per ounce for the nine months to September 30, 2005 compared to the average closing prices for the same periods of $440 and of $432 per ounce, respectively.

RESULTS OF OPERATIONS

Gold production

Gold production for the three month period ended September 30, 2005 was 49,613 ounces, while production for the nine months then ended was 157,356 ounces.  In comparison, gold production in 2004 for the same three and nine month periods ended September 30, 2004 was 73,070 ounces and 182,949 ounces, respectively.  Gold production for the third quarter in 2005 decreased 32.1% compared to the third quarter in 2004, however, it was 6.2% higher than expected under the redevelopment plan.  Third quarter 2005 production was lower than the same period of 2004 as anticipated under the redevelopment plan, principally due to a decrease in ore tons mined and processed and a lower process recovery rate.  Gold production was higher than expected under the implementation of the redevelopment plan by approximately 6.2%.  Quarterly production and financial information provided as at September 30, 2005 is not indicative of 2005 annual production or financial results.  Key quarterly production statistics are illustrated in Table 1.

Table 1 – Jerritt Canyon Production Statistics

	Three months ended
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Gold ounces produced	49,613	54,156	53,587	60,384	73,070	61,247	48,632	68,411
Gold ounces sold	54,446	50,560	50,850	64,723	71,210	63,983	45,735	72,932

Average sales price per ounce	$442	$428	$427	$432	$402	$395	$406	$391
Cash operating costs per ounce(1)	$401	$372	$373	$336	$303	$337	$388	$298

Ore tons mined	220,779	234,625	280,635	320,505	296,474	284,737	242,498	248,036
Tons processed	267,116	316,800	311,434	331,619	358,600	323,782	291,832	369,465
Grade processed (opt)	0.209	0.206	0.211	0.214	0.224	0.208	0.209	0.212
Process recovery	86.5%	87.3%	85.8%	85.0%	91.1%	91.0%	79.7%	87.3%

(1)          The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5.

Mining was derived primarily from the Murray, Smith, and SSX underground mines.  Commercial production from the Mahala deposit mined through the Smith mine portal began in mid-August 2005 following commissioning of the ventilation and escape-way raise.  Ore tons mined during the three month period ending September 30, 2005 were 25.5% lower than the same period in 2004.  Principal causes affecting underground mining were a shortage of experienced miners and mechanics, continued dewatering activities at the Smith Mine necessitated by heavy spring runoff and rainfall in June 2005, and a planned lower underground ore tonnage pursuant to the implementation of the redevelopment plan in mid-August 2005.

The grade of ore processed during the three month period ending September 30, 2005 was lower by 6.6% as compared to the same period in 2004.  Consistently higher grade of ore extracted from producing mines increased the process recovery and grades processed during the comparative three month period in 2004.  Implementation of the redevelopment plan has reduced the use of low grade stock piles to an insignificant amount resulting in higher grades being processed in the later half of the third quarter as planned.  The average ore grade mined for the third quarter of 2005 was higher than anticipated with improved ore grades from both Murray and SSX partially offset by a slight decrease at Smith.

As a result of lower ore tons produced at a lower grade, cash operating costs per ounce for the third quarter of 2005 were 32.3% higher than the same period during the prior year.  Cash operating costs per ounce were as expected for the third quarter of 2005 and in accordance with the redevelopment plan.  Cost reductions and savings derived from the implementation of the redevelopment plan were lower than expected and offset by unexpected energy and commodity price increases.  A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5.

Statements of loss

The Company reported a net loss of $4.3 million ($0.01 per share) and $17.0 million ($0.03 per share), respectively, for the three and nine month periods ended September 30, 2005.  The principal components of the losses during the three month period ended September 30, 2005 are: loss from operations of $4.8 million, $0.1 million from stock-base compensation, $0.1 million from interest expense, which were offset by other income, net of expense of $0.3 million and foreign exchange gains of $0.4 million.  Principle components of the losses for the nine month period are: loss from operations of $17.0 million, $0.6 from stock-based compensation, $0.4 million from interest expense which were offset by other income, net of expense of $0.7 million and foreign exchange gains of $0.2 million.

Loss from operations is illustrated in Table 2.

Table 2

	Three months ended		Nine months ended
(In millions of U.S. Dollars)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	Unaudited	Unaudited	Unaudited	Unaudited
Gold sales	$23.7	$28.0	$65.9	$70.6
Costs and expenses
Operating costs	22.4	22.6	62.0	62.3
Depreciation, depletion and amortization	3.5	5.3	13.4	13.8
Accretion	0.2	0.3	0.5	0.4
Exploration	1.5	3.1	2.9	5.0
General and administrative	0.9	1.2	4.1	2.5
	28.5	32.5	82.9	84.0
Loss from operations	$(4.8)	$(4.5)	$(17.0)	$(13.4)

During the three and nine month periods ended September 30, 2005, revenues were generated from the sale of 54,446 ounces and 155,856 ounces, respectively.  Gold ounces sold of 54,446 during the three month period include 4,888 ounces produced in the prior quarter and inventoried at June 30, 2005.  The average gold price realized for the same three and nine month periods ended September 30, 2005 was $442 per ounce and $433 per ounce, respectively.  Revenues generated of $23.7 million and $65.9 million during the three and nine month periods ended September 30, 2005, respectively, are net of $0.4 million and $1.5 million premium costs for gold put options, which expired during the periods.  Revenues for the same periods in 2004 were $28.0 million and $70.6 million, generated from the sale of 71,210 ounces and 180,928 ounces, respectively.

Operating costs and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon Mine.  A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5.

Operating costs for the three month periods ended September 30, 2005 and 2004 were $22.4 million and $22.6 million, respectively.  Year-to-date operating costs in 2005 of $62.0 million were approximately $0.3 million lower from the prior year of $62.3 million.  During the nine month period in 2005, labor, electricity and commodity costs continued to increase as compared to the same period in the prior year.

DD&A of $3.5 million for the three month period ended September 30, 2005 is lower than DD&A cost of $5.3 million for the same period in 2004 as a result of lower production.  DD&A of $13.4 million for the nine month period ended September 30, 2005 is also lower than DD&A cost of $13.8 for the same period in 2004.  DD&A for the nine month period decreased from lower production for the period offset by additions to capital development amortized over the lower production.

Accretion expense consists of fair value increases recognized for future reclamation and mine closure costs.  Accretion expenses for the three and nine month periods ended September 30, 2005 was $0.2 million and $0.5 million, respectively.

Exploration expense for the three and nine month periods ended September 30, 2005 was $1.5 million and $2.9 million, respectively, and within the Jerritt Canyon District.  Exploration expense of $2.9 million for the nine month period in 2005 compared to $5.0 million in 2004 is lower as the result of a delayed start for the 2005 exploration program.

General and administrative costs are associated with the Company’s corporate offices.  During the three month period ending September 30, 2005, general and administrative costs were approximately $0.3 million lower than the same period in the prior year primarily from reduced staff and corporate reorganization savings implemented in the first quarter 2005.  The aggregate increase in costs incurred during the nine month period ended September 30, 2005 compared to the same period in 2004 was $1.6 million.  The significant increase for the nine month period is primarily from a one-time corporate reorganization cost of $1.0 million paid during the first quarter of 2005.  The remaining increase of $0.6 million results from higher general operating expenses of $0.3 million and stock-based compensation of $0.3 million.

The principal remaining components of the Company’s net loss are illustrated in Table 3.

Table 3

	Three months ended		Nine months ended
(In millions of U.S. Dollars)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	Unaudited	Unaudited	Unaudited	Unaudited
Other income, net of other expense	$(0.3)	$(0.3)	$(0.7)	$(1.1)
Stock-based compensation	0.1	0.2	0.6	0.3
Interest expense	0.1	1.0	0.4	4.9
Foreign exchange (gain) loss	(0.4)	(0.1)	(0.2)	0.1
	$(0.5)	$0.8	$0.1	$4.2

Other income, net of other expense of $0.7 million is primarily the result of interest earned during the first nine months of 2005 on cash balances held for short-term investment.  Other income, net of other expense during the same period in 2004 includes a one-time gain of $0.6 million from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico.

No material amount of interest expense was paid in cash during the nine month period ended September 30, 2005.  Interest costs of $4.9 million for the nine month period ended September 30, 2004 resulted principally from a non-cash component of $4.4 million from the amortization of costs incurred in arranging the term loan used to complete the acquisition of the Jerritt Canyon mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.

Foreign exchange gains for the three and nine month periods ended September 30, 2005 reflect the strengthening of the Canadian dollar against the United States dollar as applied to the Company’s Canadian dollar cash reserves.

The trend in quarterly revenues and net loss is illustrated in Table 4.

Table 4 - Summary of Quarterly Results

	Three months ended (Unaudited)
(In millions of U.S. Dollars, except per share data)	Sep-30-05	Jun-30-05	Mar-31-05	Dec-31-04	Sep-30-04	Jun-30-04	Mar-31-04	Dec-31-03	Sep-30-03
Total revenues	$23.7	$21.0	$21.2	$27.2	$28.0	$24.7	$18.0	$28.5	$26.4
Net income (loss)	(4.3)	(5.7)	(7.1)	(4.6)	(5.4)	(5.6)	(6.6)	1.3	(6.0)
Net income (loss) per share - basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)	0.00	(0.02)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 1.

Recent gold prices have trended upward during the past five years to achieve a high of $475 per ounce in September 2005.  The increase from the former high of $455 established in December of 2004 can be attributed to a decrease in the value of the US dollar during 2005 in comparison to other major foreign currencies, a continued increase in demand for industrial commodities from global shortages and a bullish sentiment within the precious metals market place resulting in historically high long-term contract positions.  The Company has realized an average sales price of $433 compared to the closing average price of $432 for the nine month period ended September 30, 2005, and the average sales price realized during the first nine months of 2004 of $401.  The Company sells its gold production at the spot price and has no forward sales commitments.

Net losses recognized from quarter to quarter by the Company can primarily be attributed to cash expenditures related to general and administrative costs, charges for depreciation, depletion and amortization and other non-operating income and expense items.  During the nine month period ending September 30, 2005, these expenses totaled $17.6 million compared to $20.5 million in the same period of 2004.

The put options with a strike price of $330, which were purchased in 2003 as a condition of the term loan related to the Jerritt Canyon acquisition, expired at June 30, 2005.  The Company has purchased 170,000 gold put options with strike prices ranging from $400 to $425 that expire monthly through the fourth quarter of 2006.  Put options expire and related premiums are paid in accordance with the amount of put options purchased and assigned price for each respective month.  The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised, and totaled $0.4 million for the three month period ending September 30, 2005 compared to $0.7 million for the same period in 2004.  The cost of the puts totaled $1.5 million and $1.9 million during the nine months ended September 30, 2005 and September 30, 2004, respectively.  The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue cash flows for future production and other planning.

Development and exploration

Mine development shortfalls to date have been the result of deferring development in the first quarter to conserve capital and the subsequent difficulty in accelerating development work due to labor shortages, ground instability at SSX and water problems at Smith during the second quarter, and the lack of available drill rigs during the summer months.  Jerritt Canyon has allocated more internal resources to mine development and engaged a mining contractor in mid-August 2005 to accelerate mine development in order to maintain production capacity in 2006 comparable to 2005 current estimates.  Capitalized mine development of 2,150 feet completed during the second quarter of 2005 improved to 2,570 feet for the third quarter of 2005.  The addition of two new underground haul trucks and a rock bolting machine has assisted in the development of the connection of Steer with SSX mines for the ramp up of Steer at the beginning of the fourth quarter.  The connection from Steer with SSX was completed in early October 2005 and commercial gold production from the Steer mine has begun.  The Mahala deposit was brought into commercial production in mid-August 2005 with the commissioning of the secondary escape and ventilation raise.

In 2005, exploration has continued on near-mine and surface targets, with the objective of replacing and enhancing short-term mineable reserves.  Underground drilling completed to date at the Steer, Mahala and West Dash ore bodies has both expanded and added continuity to ore shapes.  Positive exploration results for the Mahala and West Dash ore bodies of the Smith mine will be incorporated in a new mine model to be used in the estimation of reserves and resources at year-end 2005.

District-scale exploration continued in 2005 at Starvation Canyon, where the Company discovered high-grade mineralization in 2004, and at other targets, generated encouraging results.  An infill and step-out drilling program will be conducted through the remainder of 2005 with the objective of further upgrading and expanding the Starvation Canyon resource.  Additional exploration on other district-scale targets will be deferred until 2006.  This will allow available financial and technical resources to be focused on underground development and near-mine exploration during the balance of this year.

Risks and uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events.  Should the price of gold drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company is subject to inflationary cost pressures related to commodities used in operating activities, including but not limited to, gasoline, propane, diesel, crude oil products, cement, cyanide and other various commodities used in mining activities.  The Company actively seeks to mitigate these cost pressures through continuous improvement in supply chain relationships and other operational initiatives.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of gold put options to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars.  However, financing completed by the Company is primarily conducted in Canadian dollars.  Consequently, the Company is at risk to foreign exchange movements between these two currencies.

Reconciliation of non-GAAP measures

Table 5 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to operating costs as reported in the consolidated statements of loss.

Table 5

(In millions of U.S. Dollars)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Operating costs per Consolidated Statements of Loss	$22.4	$22.6	$62.0	$62.3
Less: Royalty expense and production taxes included above	(0.5)	(0.9)	(2.5)	(1.3)
Effects of inventory and other adjustments	(2.0)	(0.1)	0.5	—
Cash operating costs associated with ounces sold	$19.9	$21.6	$60.0	$61.0

Ounces produced	49,613	71,210	157,356	180,928

Cash operating costs per ounce	$401	$303	$381	$337

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Company had positive working capital of $8.6 million compared to $15.8 million at June 30, 2005 and a negative working capital of $5.9 million at December 31, 2004.  The Company’s working capital at September 30, 2005, together with expected cash flow from operations, is expected to be sufficient to satisfy currently planned mining operations, capital expenditures, property obligations and general and administrative activities.

During the nine month period ended September 30, 2005, the Company’s current assets increased $5.5 million to $22.3 million from $16.8 million as at December 31, 2004.  The increase resulted primarily from completion of equity financings completed on March 23, 2005 and June 22, 2005 providing cash proceeds, net of financing costs, of approximately $28.7 million, described in more detail below, and issuance of common shares through the exercise of share purchase warrant and stock options of $1.7 million.  The increases in cash and cash equivalents from equity issuances of $30.4 million have been offset by aggregate cash used in operations and for capital additions of $22.5 million and $1.9 million from the amortization of prepaid expenses, net of additions.

Current liabilities decreased $9.0 million as cash proceeds received from the March 23, 2005 equity financing were used to reduce accounts payable and other accrued liabilities by approximately $11.1 million.  This aggregate decrease has been offset by the addition of approximately $2.7 million in current liabilities as a result of the purchase of mining equipment and the financing of annual insurance premiums, offset by approximately $1.3 million decrease in other accrued liabilities.

The Company used cash in operating activities, before changes in non-cash working capital, of $0.9 million and $2.7 million from gold production and related gold sales at the Jerritt Canyon Mine during the three and nine months ended September 30, 2005, respectively.  Operating activities provided $1.3 million and $0.8 million, before changes in non-cash working capital, in the same periods ended September 30, 2004.  Gold production during the three and nine month periods in 2005 was approximately 32.1% and 14.0%, respectively, lower than gold production during the same periods in 2004.  The higher use of cash from operating activities during the first nine months of 2005 as compared to the same period in 2004 can be attributed to lower ore tons mined and processed, higher costs for labor, electricity and commodities, and the increase in general and administrative costs as described in Results of Operations above.

The Company invested $7.3 million and $15.2 million in the Jerritt Canyon Mine during the three and nine months ended September 30, 2005, principally in underground mine development and in purchasing and refurbishing plant and equipment.  The Company anticipates investing additional capital in mine development, new mining equipment and reserve expansion programs referred to under “Development and exploration” above.  The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.

Cash used in financing activities during the three month period ending September 30, 2005 was $1.0 million as compared to cash provided of $5.6 million during the same period in 2004, reflecting the financing of mining equipment in 2005.  For the nine month period ending September 30, 2005, cash provided by financing activities was $29.0 million as compared to cash used in financing activities of $2.7 million during the same period in 2004.  The increase during the nine month period primarily reflects completed equity financings on March 23, 2005 and June 22, 2005 providing cash proceeds, net of financing costs, of approximately $28.7 million, as described in more detail below.  Additionally, share purchase warrant exercises during the nine month period ended September 30, 2005 provided $1.7 million in cash proceeds.  In the 2004 period, the Company repaid the term loan in full and settled other obligations incurred in acquiring the Jerritt Canyon mine.

On March 23, 2005, the Company successfully closed an equity financing for Cdn $20 million (the “Offering”) through a syndicate of Agents (“Agents”).  In addition the Agents exercised their over-allotment option, bringing the total gross proceeds to Cdn $30 million.  The total Offering consisted of 100 million units (the “Units”) with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months.  The common share purchase warrants are subject to mandatory exercise with thirty days upon notice by the Company, or they will expire and no longer be valid, should the weighted average trading price exceed a specified threshold.  The Agents received a 5% commission on the gross proceeds of the Offering.

The Company also successfully closed an equity financing for Cdn $6.0 million through a syndicate of underwriters (the “Underwriters”) on June 22, 2005.  In addition the Underwriters confirmed the partial exercise of their over-allotment option, bringing the total gross proceeds to Cdn$7.3 million.  The total offering consisted of 25,978,200 common shares at a price of Cdn$0.28 per share.  The Underwriters received a 4% commission on the gross proceeds of the offering.

During the nine month period ended September 30, 2005, approximately 7.8 million warrants were exercised.  The Company currently has approximately 69.2 million share purchase warrants outstanding, which, if exercised would provide the Company with approximately $33.2 million in additional cash.  None of the warrants outstanding are in-the money as of November 10, 2005 and there can be no assurance these warrants will be exercised.

The Company’s material contractual obligations at September 30, 2005 are illustrated in Table 6.

Table 6 – Material Contractual Obligations

	Payments due by period
(In millions of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 Years
Capital lease obligations	$3.5	$2.3	$1.2	$—	$—
Operating leases	0.6	0.2	0.4	—	—
Deferred insurance premium	1.2	1.2	—	—	—
Deferred put option premium	1.1	0.9	0.2	—	—
Total Material Contractual Obligations	$6.4	$4.5	$1.8	$—	$—

OUTLOOK

Fourth quarter gold production under the redevelopment plan is expected to be 45,000 to 55,000 ounces with cash operating costs of $370 to $380 per ounce.  Fiscal 2005 production should be within 200,000 to 220,000 ounces with cash operating costs of $380 to $390 and which is consistent with previous guidance provided by the plan.

Anticipated capitalized mine development to be completed during the fourth quarter of 2005 is estimated to be 2,000 to 2,500 feet and 6,700 to 7,200 feet for the fiscal year 2005.  A development contractor has been engaged to continue development activity through early 2006 in conjunction with the activities of internal mine development personnel.  Following the completion of the drift connection between the Steer and SSX mines, initial commercial production began at the new Steer mine in early October 2005.  This secondary access is expected to allow better operational efficiency of labor, equipment and maintenance in a combined SSX-Steer complex.  Continuing capital development effort is essential to Jerritt Canyon’s ability to continue the mining of ore tons efficiently and to meet gold production goals for next year.

Exploration will continue to focus on near-mine exploration through the remainder of the year in an effort to replace and enhance mineable reserves.  The district scale exploration program will continue to focus on upgrading and expanding the Starvation Canyon resource during the remainder of 2005.

Gold production, ore tons mined and ore tons processed during the third quarter were consistently within 5.0% of expectations under the redevelopment plan.  Gold production and ore tons processed were higher than expected while ore tons mined were slightly lower than the plan.  The increased gold production is primarily the result of higher grade ore tons mined during the plan period resulting in an average grade processed 6.2% higher than anticipated.  The Company expects to continue meeting the production expectations of the redevelopment plan and to improve the average grade processed and mill recovery rate during the fourth quarter.  For the month of October 2005, the average mill ore grade was 0.25 opt at an 87.0% recovery rate.

Cash operating costs per ounce in the third quarter of 2005 were generally as expected with the redevelopment plan.  Under the plan, the cost reduction initiatives and related savings are expected to be progressively realized through the fourth quarter of 2005 and into early 2006.  The Company expects to realize the full benefits of the cost savings anticipated under the redevelopment plan in 2006, however the volatility of energy and commodity prices may negatively impact such reductions.

The Company will continue to monitor and evaluate the production and operating cost results under the redevelopment plan during the fourth quarter of 2005.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to depletion and amortization of property, plant and equipment and asset retirement obligations.  The Company introduced many of these critical estimates in its December 31, 2003 consolidated financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.   The comparative financial statements from prior periods have been restated to reflect this change.  For the restatement, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated July 24, 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  The Company’s policy is to capitalize mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves, consistent with sound mining and mine development practice.  A significant portion of the Jerritt Canyon property, plant and equipment is amortized on a units-of-production basis.  Under this method, amortization cost, and therefore net book values of property, plant and equipment, are directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 23, 2005.  If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of amortization expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company’s earnings and net assets.

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), requires companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning January 1, 2004, based on the fair value of options granted.  CICA 3870 is aligned with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” As a result of the adoption of CICA 3870, the Company has restated the results of 2003 and 2002 by recognizing stock-based compensation expenses of $0.3 million and $0.1 million, respectively.  In addition, the Company has reported a $0.5 million charge to earnings for the year ended December 31, 2004, and a charge of $0.6 million during the nine month period ending September 30, 2005, reflecting the cost related to the issuance and vesting of stock option grants during 2004 and 2005.  The effect of CICA 3870 on the Company’s future earnings will be directly related to future stock option grants and the extent to which alternative forms of compensation are introduced, neither of which can be reasonably estimated at this time.

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on January 1, 2004.  This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred, added to the carrying value of the asset and amortized into income on a systematic basis over its useful life.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  The original $25.8 million estimate of the fair value of these costs was based on a present value analysis of the future asset retirement costs conducted by the American Insurance Group Environmental (“AIG”).  As at September 30, 2005, management believes the total reclamation liability estimate has not materially changed.

The current asset retirement obligation estimate has been fully funded by the Company by means of a Commutation Account established with AIG. The cash plus interest earned in the Commutation Account will be used to fund Jerritt Canyon’s reclamation and mine closure obligations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

Gold put options purchased and associated liabilities are recorded at the value of their respective purchase price and are not used as speculative investments.  The purchase of gold put options provides the Company with downside price protection for future gold production sales and provides some assurance of future revenue cash flows for future production and other planning.

Marketable securities, consisting of 25,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. Outstanding share data are illustrated in Table 7.

Table 7

	As of September 30, 2005	Changes in October 2005	Changes in November 2005	As of November 10, 2005
	(000’s)	(000’s)	(000’s)	(000’s)
Common shares issued and outstanding	549,946	75	—	550,021
Common shares issuable upon exercise of warrants	69,227	—	—	69,227
Common shares issuable upon exercise of stock options	13,440	(250)	—	13,190
Common shares fully diluted	632,613	(175)	—	632,438

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com.

Forward-looking statements - This document contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Queenstake’s future plans or expectations are forward-looking statements that involve various risks and uncertainties, including those set out herein and in the Company’s Annual Information Form. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	September 30, 2005	December 31, 2004
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$13,984	$6,132
Trade and other receivables	136	117
Inventories - Note 4	5,061	5,084
Marketable securities - Note 5	13	500
Prepaid expenses - Note 6	3,101	4,965
Total current assets	22,295	16,798

Restricted cash - Note 9	26,752	26,379
Mineral property, plant and equipment, net - Note 10	43,459	42,514
Other assets - Note 11	1,834	2,240
Total assets	$94,340	$87,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$9,543	$20,580
Other current liabilities - Note 13	4,113	2,126
Total current liabilities	13,656	22,706

Other long-term obligations - Note 14	1,388	1,093
Reclamation and mine closure - Note 15	25,726	25,766
Total liabilities	40,770	49,565

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 549,946,360 (2004 - 410,404,627) - Note 16	131,782	100,139
Contributed surplus - Note 17	1,624	1,053
Convertible securities - Note 19	377	363
Deficit	(80,213)	(63,189)
Total shareholders’ equity	53,570	38,366
Total liabilities and shareholders’ equity	$94,340	$87,931

Approved on behalf of the Board:
/s/ Michael Smith	/s/ Dorian Nicol
Audit Committee Chairman and Director	Director

The accompanying notes form an integral part of these interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF LOSS

UNAUDITED

	For the Three Months Ended September 30		For the Nine Months Ended September 30
(In Thousands of U.S. Dollars, except per share amounts)	2005	2004	2005	2004

Gold sales	$23,688	$27,969	$65,923	$70,635
Costs and expenses
Operating	22,465	22,560	62,046	62,335
Depreciation, depletion and amortization	3,500	5,313	13,411	13,813
Accretion	194	278	460	401
Exploration	1,474	3,156	2,859	4,948
General and administrative	890	1,192	4,090	2,540
	28,523	32,499	82,866	84,037
Loss from operations	(4,835)	(4,530)	(16,943)	(13,402)

Interest expense - Note 20	47	961	372	4,911
Other (income) expense, net	(302)	(263)	(697)	(1,095)
Stock-based compensation - Note 18	146	182	571	266
Foreign exchange (gain) loss	(424)	(60)	(165)	72
	(533)	820	81	4,154
Net loss	$(4,302)	$(5,350)	$(17,024)	$(17,556)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.05)

Weighted average number of shares outstanding (000’s) - basic	549,842	372,008	495,545	367,836

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

UNAUDITED

	For the Three Months Ended September 30		For the Nine Months Ended September 30
(In Thousands of U.S. Dollars)	2005	2004	2005	2004

Deficit, beginning of period - as previously reported	$(75,911)	$(53,269)	$(63,189)	$(40,623)
Cumulative restatement for stock-based compensation - Note 3	—	—	—	(440)
Deficit, beginning of period - as restated	(75,911)	(53,269)	(63,189)	(41,063)
Net loss	(4,302)	(5,350)	(17,024)	(17,556)
Deficit, end of period	$(80,213)	$(58,619)	$(80,213)	$(58,619)

The accompanying notes form an integral part of these interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	For the Three Months Ended September 30		For the Nine Months Ended September 30
(In Thousands of U.S. Dollars)	2005	2004	2005	2004

OPERATING ACTIVITIES
Net loss	$(4,302)	$(5,350)	$(17,024)	$(17,556)
Non-cash items:
Depreciation, depletion and amortization	3,500	5,313	13,411	13,813
Interest accretion and deferred financing costs	—	906	—	4,440
Accretion of long-term liability	194	278	460	401
Gain on disposal of assets to be disposed of by sale	—	—	—	(661)
Stock-based compensation	147	182	571	266
Foreign exchange (gain) loss	(424)	(60)	(165)	72
Loss on sale of marketable securities	—	53	38	53
Write down of marketable securities	3	—	7	—
	(882)	1,322	(2,702)	828
Changes in non-cash working capital:
Inventories	2,372	(65)	23	(898)
Accounts receivable and prepaid accounts	975	(3,203)	2,251	(2,605)
Accounts payable and accruals	2,935	5,076	(5,484)	8,417
Cash provided by (used in) operating activities	5,400	3,130	(5,912)	5,742

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(6,702)	(9,836)	(14,806)	(16,835)
Proceeds from sale of assets to be disposed of by sale - Note 8	—	—	—	4,252
Notes receivable - Note 8	—	1,050	—	1,050
Insurance premium tax reimbursement	—	—	—	1,031
Sale of marketable securities - Note 5	—	744	442	744
Reclamation costs incurred	(431)	(184)	(500)	(423)
Restricted cash	(191)	(94)	(373)	22
Cash (used in) investing activities	(7,324)	(8,320)	(15,237)	(10,159)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 16	44	12,790	30,393	14,391
Term loan - Note 12	—	(1,055)	—	(9,952)
Notes payable and leases	(1,002)	(6,164)	(1,392)	(7,105)
Cash provided by (used in) financing activities	(958)	5,571	29,001	(2,666)

Net increase (decrease) in cash and cash equivalents	(2,882)	381	7,852	(7,083)
Cash and cash equivalents, beginning of period	16,866	2,072	6,132	9,536
Cash and cash equivalents, end of period	$13,984	$2,453	$13,984	$2,453

Supplemental cash flow information - Note 21

The accompanying notes form an integral part of these interim consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – SEPTEMBER 30, 2005

(Tables expressed in thousands of U.S. dollars, except per share amounts)

1.                                      General

These unaudited interim consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2004.  In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth herein have been made. These adjustments are of a normal and recurring nature.

Operating results for the period ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005.  These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2004.

2.                                      Basis of presentation and consolidation

(a)       Basis of presentation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the “Company”) and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada.

(b)       Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany transactions and balances have been eliminated.  The Company’s subsidiaries and percentage of ownership at September 30, 2005, are as follows:

•                  Queenstake Resources U.S.A. Inc. (Delaware) – 100%

•                  Castle Exploration Inc. (Colorado) – 100%

3.                                      Significant accounting policy changes

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003.  Consistent with CICA 3870, the 2003 financial statements are restated for the fair value of stock-based compensation of $347,000 and $93,000 for the years 2003 and 2002, respectively.

4.                                      Inventories

	September 30, 2005	December 31, 2004
Finished goods	$635	$59
Stockpiled ore	796	1,889
Work-in-process	449	286
Materials and supplies	3,181	2,850
	$5,061	$5,084

All inventories are associated with the Jerritt Canyon Mine.

5.                                      Marketable securities

Marketable Securities

	Shares
Balance - December 31, 2004	669,485	$500
Sale of NPG shares	(644,485)	(442)
Loss on sale of NPG Shares	—	(38)
Writedown to fair market value	—	(7)
Balance - September 30, 2005	25,000	$13

During the nine months ended September 30, 2005, the Company sold 644,485 shares of Nevada Pacific Gold (“NPG”) for net proceeds of approximately $0.4 million.

6.                                      Prepaid expenses

	September 30, 2005				December 31, 2004
	Current	Non-current	Total		Current	Non-current	Total
Put premiums	$941	$183	$1,124	(1)	$1,612	$—	$1,612
Prepaid royalties	—	—	—	(2)	1,903	—	1,903
Prepaid insurance	1,175	—	1,175		—	—	—
Prepaid land rights	745	—	745		—	—	—
Other	240	—	240		1,450	—	1,450
	$3,101	$183	$3,284		$4,965	$—	$4,965

	Inception	Additions	Amortization	Net
(1)Aggregate put premiums	$4,820	$1,039	$(4,735)	$1,124
(2)Prepaid royalties	3,493	—	(3,493)	—

As a condition of the Jerritt Canyon term loan (Note 12), the lender required the Company to purchase a total of 394,591 gold put options, with a carrying value of approximately $4.1 million, with a series of monthly expiries from July 2003 through June 2005, inclusive.  On June 30, 2005, the remaining balance of the prepaid put options required by the conditions of the term loan expired in full.

The Company has purchased 170,000 gold put options, with a carrying value of approximately $1.1 million, with a series of monthly expiries from October 2005 through December 2006, inclusive.  These put options have strike prices ranging from $400 to $425 per ounces.  Payments of the premiums for these put options are being deferred and will be settled each month based upon the respective number of put options expiring or exercised in that month.

Put options remaining for 2005 and 2006 are as follows:

	2005	2006
	Q4	Q1	Q2	Q3	Q4
Ounces	20,000	30,000	37,500	37,500	30,000
Strike price/ounce	$400	$400	$400	$400	$400

Ounces	15,000	—	—	—	—
Strike price/ounce	$425	$—	$—	$—	$—

7.                                      Deferred financing costs

Direct costs incurred in arranging the Jerritt Canyon term loan were deferred and amortized in conjunction with the repayment of the term loan.  On August 20, 2004, the term loan (Note 12) was paid in full and the balance of the deferred financing costs has been amortized accordingly.  At September 30, 2005, the Company did not have any deferred financing costs.

8.                                      Assets to be disposed of by sale

At December 31, 2003, the group of assets comprising the Company’s wholly owned subsidiary, Pangea Resources Inc. (“Pangea”), which owned 100% of the Magistral gold mine in Sinaloa, Mexico, was classified as “assets to be disposed of by sale”, a current asset.

On February 2, 2004, the sale of the assets to be disposed of by sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.

Fair value of the consideration received in the sale of the assets to be disposed of by sale, itemized in the table below, has been estimated at $8.7 million.  The Company recognized a gain of $661,000 as a result of this transaction.

Cash received from NPG at closing	$4,000
Note receivable from NPG	3,000
Fair value of 2,000,000 common shares of NPG (Note 5)	1,483
Other, net	252
Fair value of consideration received	8,735
Carrying value of assets to be disposed of by sale	8,074
Gain on disposal	$661

9.                                      Restricted cash

	September 30, 2005	December 31, 2004
Commutation Account	$25,766	$25,771
Interest earned	460	421
Reclamation costs incurred by Company	(500)	(426)
	25,726	25,766
Workman’s compensation self-insurance	522	510
Other restricted cash	504	103
	$26,752	$26,379

As part of the consideration for the Jerritt Canyon mine, the Company assumed the liability for the asset retirement obligations of the mine.  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal plus interest earned on the principal will be used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million in connection with the State’s Workers Compensation program.

The Company has assigned a letter of credit of $0.5 million secured by a cash deposit of $0.5 million in connection with the purchase of mining equipment.

10.                               Mineral property, plant and equipment, net

	September 30, 2005			December 31, 2004
	Cost	Accumulated depreciation, depletion & amortization	Net	Cost	Accumulated depreciation, depletion & amortization	Net
Mineral properties and deferred costs
Jerritt Canyon (Nevada)	$54,525	$(27,479)	$27,046	$45,538	$(19,044)	$26,494

Plant and equipment
Jerritt Canyon (Nevada)	26,954	(10,579)	16,375	22,117	(6,128)	15,989
Subtotal Jerritt Canyon(1)	81,479	(38,058)	43,421	67,655	(25,172)	42,483

Office equipment, U.S.A.	69	(31)	38	54	(23)	31
	$81,548	$(38,089)	$43,459	$67,709	$(25,195)	$42,514

(1)          Jerritt Canyon cost basis

	Original cost	2003 additions	2004 additions	2005 additions	Cost basis

Mineral properties and deferred costs(2)	$22,888	$5,088	$17,562	$8,987	$54,525
Plant and equipment	14,100	785	7,232	4,837	26,954
	$36,988	$5,873	$24,794	$13,824	$81,479

(2)          The original cost of the mineral properties and deferred costs includes the $25,767 of capitalized asset retirement costs (Note 15) less negative goodwill on the acquistion of Jerritt Canyon.

11.                               Other assets

	September 30, 2005			December 31, 2004
	Cost	Amortization	Net	Cost	Amortization	Net

Put premiums - long term (Note 6)	$183	$—	$183	$—	$—	$—
Environmental risk transfer program	5,861	(4,210)	1,651	5,861	(3,621)	2,240
	$6,044	$(4,210)	$1,834	$5,861	$(3,621)	$2,240

12.                               Term loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC (“Amaranth”), bearing interest at the U.S. prime rate of 7%, the proceeds of which were used to partially fund the acquisition of Jerritt Canyon Mine.  At December 31, 2003 the term loan balance was $10.0 million as a result of scheduled amortization, cash sweeps and voluntary payments.  On February 3, 2004, $4.0 million, received in the sale of assets to be disposed of by sale (Note 8), were used to repay a portion of the term loan and accrued interest thereon, as required by the loan terms.  On March 31, 2004 and June 30, 2004, the Company paid scheduled payments of $2.5 million on each date respectively, plus accrued interest, reducing the term loan to approximately $1.1 million.  On July 29, 2004 and August 20, 2004 the Company paid $0.5 million and $0.6 million, respectively, paying the balance of the term loan in full.

13.                               Other current liabilities

	September 30, 2005	December 31, 2004
Current portion of insurance premium payable	$840	$425
Current portion of put option premiums payable (Note 14)	941	732
Current portion of capital leases (Note 14)	2,332	969
	$4,113	$2,126

14.                               Other long-term obligations

	September 30, 2005	December 31, 2004
Deferred put option premiums	$1,124	$732
Capital leases	3,537	2,062
	$4,661	$2,794
Less current portion:
- Deferred put option premiums	(941)	(732)
- Capital leases	(2,332)	(969)
	$1,388	$1,093

As a condition of the Jerritt Canyon term loan (Note 12) the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005.  The puts each had a strike price of U.S. $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts were deferred and were being settled each month based upon the respective number of puts expiring or exercised in that month.  On August 30, 2004, the Company paid approximately $2.0 million to settle all deferred outstanding gold put option premiums.  As of June 30, 2005, the prepaid put option premiums required by the term loan fully expired and was expensed in full.

15.                               Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property has been estimated based upon existing reclamation standards.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the periods ending September 30, 2005 and December 31, 2004, respectively:

	September 30, 2005	December 31, 2004
Opening balance	$25,766	$25,771
Accretion	460	421
Reclamation activities paid by Company	(500)	(426)
Ending balance	$25,726	$25,766

16.                               Common shares

During the nine months ended September 30, 2005, changes in share capital were as follows:

	Shares (000’s)
Balance, December 31, 2004	410,405	$100,139
Issued for cash	125,978	30,716
Issued for cash on exercise of warrants	7,843	1,591
Issued for cash on exercise of incentive stock options	285	46
Common shares issued in payment of liabilities	5,435	1,250
Fair value of stock options exercised	—	14
Equity issuance costs	—	(1,974)
Activity for the period	139,541	31,643
Balance, September 30, 2005	549,946	$131,782

The Company successfully closed an equity financing for Cdn $20 million (the “Offering”) through a syndicate of Agents (“Agents”) on March 23, 2005.  In addition the Agents exercised their over-allotment option, bringing the total gross proceeds to Cdn $30 million.  The total Offering consisted of 100 million units (the “Units”) with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months.  If at any time after six months from the closing of this Offering, the weighted average trading price of the common shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the common shares principally trade) is Cdn $0.52 or more per common share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid.  The Agents received a 5% commission on the gross proceeds of the Offering.

On May 16, 2005, the Company issued 5,434,783 common shares to settle outstanding liabilities and accrued interest of approximately $1.3 million.

The Company successfully closed an equity financing for Cdn $6.0 million through a syndicate of underwriters (the “Underwriters”) on June 22, 2005.  In addition the Underwriters confirmed the partial exercise of their over-allotment option, bringing the total gross proceeds to Cdn$7.3 million.  The total offering consisted of 25,978,200 common shares at a price of Cdn$0.28 per share.  The Underwriters received a 4% commission on the gross proceeds of the offering.

17.                               Contributed surplus

Balance, December 31, 2004	$1,053
Fair value of stock-based compensation	585
Fair value of stock options exercised - transferred to share capital	(14)
Balance, September 30, 2005	$1,624

18.                               Stock options

	Number	Weighted average price per option
	(000’s)	Cdn $
Outstanding, December 31, 2004	11,145	$0.47
Exercised	(285)	0.20
Cancelled or expired	(4,455)	0.51
Granted in 2005	7,035	0.22
Outstanding, September 30, 2005	13,440	$0.33

On May 2, 2005, the Company granted 575,000 stock options to a non-director officer and certain employees of the Company with a strike price of Cdn $0.23 expiring on May 2, 2010.  The stock options were granted under the Company’s stock option plan where 50% of the granted options vest immediately upon the date of the grant and the remaining 50% on May 2, 2006.

On May 11, 2005, the Company granted 5,460,000 stock options to directors, a non-director officer and certain employees of the Company with a strike price of Cdn $0.22 expiring on May 11, 2010.  The stock options were granted under the Company’s stock option plan where 50% of the granted options vest immediately upon the date of the grant and the remaining 50% on May 11, 2006.

On May 31, 2005, the Company granted 500,000 stock options to newly appointed directors of the Company with a strike price of Cdn $0.22 expiring on May 31, 2010.  The stock options were granted under the 1995 plan where 50% of the granted options vest immediately upon the date of the grant and the remaining 50% on May 31, 2006.

On August 15, 2005, the Company granted 300,000 stock options to a non-director officer and certain employees of the Company with a strike price of Cdn $0.22 expiring on August 15, 2010.  The stock options were granted under the 1995 plan where 50% of the granted options vest immediately upon the date of the grant and the remaining 50% on August 15, 2006.

On August 23, 2005, the Company granted 200,000 stock options to certain employees of the Company with a strike price of Cdn $0.22 expiring on August 23, 2010.  The stock options were granted under the 1995 plan where 50% of the granted options vest immediately upon the date of the grant and the remaining 50% on August 23, 2006.

A total of 4,454,600 stock options previously granted were cancelled or expired during the nine month period ended September 30, 2005.  During the three months ended September 30, 2005, 817,100 stock options were cancelled or expired.

The fair value of stock options granted to directors, officers and employees were estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	September 2005	September 2004
Expected volitility	71%	50%
Risk-free interest rate	3.76%	3.25%
Expected lives	5 years	2 years
Dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

19.                               Convertible securities

For the nine months ended September 30, 2005, share purchase warrants exercised and outstanding were:

Outstanding at December 31, 2004	Issued in 2005	Exercised in 2005	Expired in 2005	Outstanding at September 30, 2005	Exercise price	Expiry
(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	Cdn $
10,534	—	(7,843)	(2,691)	—	0.25	06/25/05
2,000	—	—	—	2,000	1.00	12/15/05
17,127	—	—	—	17,127	0.65	02/10/06
1,713	—	—	(1,713)	—	0.50	08/10/05
—	50,000	—	—	50,000	0.40	03/23/07
—	100	—	—	100	0.40	03/23/07
31,374	50,100	(7,843)	(4,404)	69,227

	Warrants issued	Warrants exercised	Warrants expired	Warrants outstanding	Fair value of warrants issued	Fair value of warrants exercised	Fair value of warrants outstanding
	(000’s)	(000’s)	(000’s)	(000’s)
Balance, December 31, 2004	148,779	(117,655)	—	31,124	$5,420	$(5,057)	$363
Warrants issued in financings (See Note 16)	50,000	(7,593)	(4,404)	38,003	—	—	—
Warrants issued for services	100	—	—	100	14	—	14
Balance, September 30, 2005	198,879	(125,248)	(4,404)	69,227	$5,434	$(5,057)	$377

During the second quarter 100,000 warrants were issued under an agreement to obtain financial advisory and investment banking services.  The warrants issued have the same stipulations as warrants issued in the March 23, 2005 equity financing.

20.                               Interest expense

	September 30, 2005	September 30, 2004
Amortization of deferred financing costs, related to term loan	$—	$3,345
Amortization of deferred financing costs, related to put options financed	—	257
Accretion of production payment owing to Jerritt Canyon sellers	—	762
Other financing costs	—	76
Non-cash interest expense	—	4,440
Term loan	—	322
Oxygen plant note	—	69
Capital leases	372	76
Other	—	4
	$372	$4,911

21.                               Supplemental cash flow disclosure

	September 30, 2005	September 30, 2004

Non-cash financing and investing activities
Consideration received in sale of assets disposed of by sale (Note 8)	$—	$4,483
Accounts payable related to capital expenditures	3,309	—
Common shares issued in payment of liabilities	1,250	—
Accretion of long-term liability	448	468
Warrants issued for services	14	—

Operating activities including interest paid in cash	372	471

22.                               Segment information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada.